N-SAR Item 77Q(3) Exhibit
Because the electronic format of filing Form N-SAR

does not provide adequate space for responding to Items 72DD, 73A, 74U and 74V correctly, the correct answers are as follows:

Evergreen Balanced Fund

	72DD		73A		74U     74V
	Dollar		Per Share	Shares
       	Distributions	Distributions	Outstanding	NAV

Class A	9,829,503	0.09		103,698,184	8.99
Class B	967,792	        0.06		15,139,687	8.99
Class C	540,736	        0.06		8,550,384	8.99
Class I	2,835,768	0.11		26,395,532	8.95